Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

On April 28, 2014, the Chairman and Chief Executive Officer of Time Warner Cable Inc. ("TWC") distributed the following email to employees:

From the Desk of Rob Marcus:

Team,

Today, Comcast announced its plans to divest systems serving 3.9 million subscribers through a series of transactions with Charter Communications that will occur after our merger with Comcast closes. The announced transactions follow through on Comcast’s willingness to divest some cable systems to allay regulatory concerns and to reduce its post-merger subscriber total to less than 30% of total national MVPD subscribers. This will allow both Comcast and Charter to better serve customers in their respective operating areas. The transactions are contingent upon the closing of the Comcast-TWC merger, which we expect will occur around the end of the year.

Under the deal announced today, Comcast will transfer to Charter current TWC systems serving approximately 3 million customers in Wisconsin, Ohio, Kentucky, Indiana and Alabama. Time Warner Cable employees working in those systems will become employees of Charter when the transactions are completed.  In connection with the deal, Comcast will receive current Charter systems serving approximately 1.6 million subscribers in the states of New York, Connecticut, Massachusetts, California, Texas, Georgia, North Carolina, Tennessee, Virginia, Washington, Maryland, and some smaller areas contiguous to existing Comcast or Time Warner Cable systems.

At about the same time, some current Comcast systems, totaling 2.5 million subscribers in areas including Indiana, Minnesota, Michigan, Kentucky, Ohio, Tennessee, Wisconsin, and Alabama, will be transferred to a new, independent, publicly traded company that will be majority owned by Comcast shareholders (including former TWC shareholders), with Charter owning a minority stake. Charter will provide operational support to the new company. Comcast will have no ownership interest in the company and will not manage these systems.

These transactions will rationalize the geographic presence of both Comcast and Charter and should lead to greater operational efficiencies.

I know this announcement adds complexity to an already complex situation and undoubtedly will raise some new questions and concerns. But this news does bring more certainty and clarity for all of us, and hopefully will bring new opportunities for many of you as well. I can say with confidence that Charter, which is led by three highly regarded TWC alums, shares our commitment to delivering great customer experiences, has good growth prospects and is very excited about the prospect of adding these systems to its footprint.  Please know that we will do everything we can to support you during the coming transition.

As we’ve said before, if past mergers are any indication, the vast majority of our employees will have jobs after the merger – either with Comcast or with Charter. We have a very skilled workforce, and both companies will need to retain employees in the operating areas where they do not currently have a presence. And rest assured that the employee protections that we described when we announced the Comcast merger remain in place for the employees who ultimately will go to Charter.

I know there will be a great deal of conversation over the coming days and weeks about what this means. We’ll answer any questions we can at our Town Hall meeting later today. As always, we remain committed to communicating openly and often throughout the process and will continue to share information as it becomes available to us at AskTWC.com.

Please remember that there is still a long way to go in the regulatory process for the Comcast-TWC merger. None of the changes announced today will occur until after that deal closes, and we have a great deal we need to accomplish before then.  Most importantly, we must continue to focus on serving our customers well and delivering great results, as you have done so admirably since our merger was announced. We’ve started the year with tremendous momentum and we can’t take our eye off the ball now. I thank you for your continued commitment and truly appreciate the hard work and focus you’ve demonstrated. You make me proud to be your CEO.

On April 28, 2014, Time Warner Cable sent the following Key Messages/FAQs to Time Warner Cable senior management to aid leaders in discussions with employees:

Comcast Announcement on Monday, April 28
Key Messages/FAQs

Key Messages:

—	This morning, Comcast announced plans to divest systems totaling 3.9 million subscribers following the completion of its merger with TWC.
—	The impact to TWC is that subscribers and employees in Wisconsin, Ohio, Kentucky, Indiana and Alabama will become part of Charter Communications when the transactions are completed.
—
At about the same time, some legacy Comcast systems, totaling 2.5 million subscribers, will be transferred to a new, independent, publicly traded company that will be majority owned by Comcast shareholders (including former TWC shareholders), with Charter owning a minority stake. Charter will provide operational support to the new company. Comcast will have no ownership interest in the company and will not manage these systems.  It will be run by a newly appointed management team.

—
These transactions follow through on Comcast’s willingness to divest some cable systems to allay regulatory concerns and to reduce its post-merger subscriber total to less than 30% of total national MVPD subscribers.

—
This transaction is between Comcast and Charter and will take place after the merger between Time Warner Cable and Comcast is completed; because we do not yet know the timing of the closing of our merger with Comcast, we cannot speculate on the timing for this transaction.

—
The decisions regarding the systems to be sold and traded were based on Comcast’s and Charter’s desire to improve clustering and, therefore, operational efficiencies and the ability to serve customers better.  These choices are in no way a reflection of the performance of our systems – you all have been doing tremendous work and we are so proud and appreciative of all your efforts.

—
We will do everything we can to support our employees during this transition. Employees who will be affected by these changes will hear more from senior leaders and Human Resources over the next few days and weeks. We are providing as much information as we possibly can at this point.

—	While I don’t have all the answers (and many of the details are still being worked out), what I can tell you is:
o	We expect and anticipate that the majority of employees will retain employment
o	While these systems will become part of a new organization, it will be critical that we continue to provide great customer service to our customers
o	So it will be important for us to continue to do what’s right by these customers, now and into the future
o	And, importantly, our track record and continued success remains our best promise of job security
o	All of the employee commitments made as part of our merger with Comcast will extend to our employees who will be going to Charter.

o	Keep in mind, that all of these changes will not take effect until after the merger is completed, which we hope will happen around the end of this year
—	This will be distracting, but let’s try to focus on the things we can control. We have commitments to keep and customers who depend on us. You’ve been doing a great job – let’s keep it up!
—	We’re committed to being as transparent and open as we can during the merger process. Please check ask.twc.com regularly for answers to the most frequently asked questions.

FAQs – General:

1.	Why is this transaction being announced before the Comcast/Time Warner Cable merger is complete?

The announced transactions follow through on Comcast’s willingness to divest some cable systems to allay regulatory concerns and to reduce its post-merger subscriber total to less than 30% of total national MVPD subscribers.

2.	Why is this transaction happening?

Although neither Time Warner Cable nor Comcast believe any divestitures should be required in order to obtain regulatory approval of the merger, Comcast nevertheless, at the time we entered into the merger agreement, announced its willingness to divest some cable systems to allay regulatory concerns and to reduce its post-merger subscriber total to less than 30% of total national MVPD subscribers.

3.	Will Time Warner Cable be a part of the integration planning?

We expect that Comcast and Charter will seek our assistance in integration planning with respect to the systems that will end up with Charter.  Integration planning will not begin for some time. At that time, we will provide the information necessary to facilitate a smooth integration.

4.	How soon will Charter acquire the subscribers and employees after the Comcast/Time Warner Cable merger is complete?

The transaction is between Comcast and Charter and we do not have any precise information about the timing. Like the TWC-Comcast merger, the new transactions must also be approved by franchise authorities and other regulators.  We remain committed to communicating openly and often and will continue to share information as it becomes available to us.

5.	Will employees in Wisconsin, Ohio, Kentucky, Indiana and Alabama become Comcast employees first? For how long?

The merger transaction between Time Warner Cable and Comcast will be completed before the transaction between Comcast and Charter, but we expect that the time between the two transactions will be relatively brief.  We don’t have precise details, but we are committed to communicating openly and often and will continue to share information as it becomes available to us.

6.	Will all employees in Wisconsin, Ohio, Kentucky, Indiana and Alabama become Charter employees? What about employees in functional areas who are located in these markets?

We expect the majority of employees to retain employment, but it is too early in the process to speculate about specific roles/positions. If past cable mergers are any guide, Charter will need the majority of our people to continue serving our customers, especially in customer-facing roles. Nothing is likely to happen in this space for quite some time, and we will let you know as we learn more.

7.	How will the benefits of employees who move from Time Warner Cable to Comcast to Charter within a short period of time be impacted?

The continued medical care of Time Warner Cable employees is important, and Time Warner Cable, Comcast and Charter are committed to making any transition of benefits as seamless as possible. We are too early in the process to share whether or when Time Warner Cable programs will be discontinued. As the timing for any changes in the Time Warner Cable benefit program nears, Time Warner Cable, Comcast and Charter will have thoughtful plans with detailed communications on how to navigate your way through the transition and subsequent transaction. Check ask.twc.com as we will post more information as it becomes available.

8.	For employees who are impacted, what will happen to their pension and 401(k) accounts?

We at Time Warner Cable don’t plan to make changes to our pension or 401(k) plan as a result of the potential merger with Comcast. It is too early in the process for any future decisions from Comcast or Charter about TWC retirement plans in the future. No matter what happens, employees won’t lose their vested and accrued benefit, and if the plans were to be terminated, all employees would fully vest under federal law. Check ask.twc.com as we will post more information as it becomes available.

9.	For employees who are impacted, what will happen to their pay?

Until the merger closes, it is Time Warner Cable’s intention to continue to compensate employees as we always have, which may, as usual, include refinements from time to time.  Comcast and Charter have not yet worked out all of the details regarding compensation and benefits for Time Warner Cable employees after the merger and subsequent transaction. Generally, however, each is obligated to retain existing pay levels for most employees for at least a year.  Check ask.twc.com as we will post more information as it becomes available.

10.	Will Charter withdraw its slate of nominees for the Time Warner Cable board?

Yes.  Charter notified TWC that it has withdrawn its slate of nominees and related proposals.

On April 28, 2014, in response to Comcast’s announced plans for a post-merger divestiture of certain TWC subscribers to Charter Communications, Time Warner Cable issued the following statement:

“This morning's announcement is a win-win-win and moves us one step closer to completing our merger with Comcast. We're pleased that the parties have reached agreement and look forward to working with Comcast and Charter to make all of the transactions as seamless as possible for our employees and our customers.”

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

This information includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on March 20, 2014, Comcast filed with the SEC, a registration statement on Form S-4 that includes a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction and, with respect to Time Warner Cable and certain of its affiliates, in the solicitation of proxies in connection with Time Warner Cable’s 2014 annual meeting of stockholders.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and Time Warner Cable’s preliminary proxy statement and will be contained in the definitive joint proxy statement/prospectus, definitive proxy statement and other relevant materials to be filed with the SEC when they become available.